ASPIRIANT GLOBAL EQUITY TRUST

EXPENSE LIMITATION AND REIMBURSEMENT AGREEMENT

THIS EXPENSE LIMITATION AND REIMBURSEMENT AGREEMENT is made as of the 30th day of October, 2012, by and between Aspiriant Global Equity Trust (the “Trust”), with respect to the series of the Trust listed on Schedule A (each a “Fund”), and Aspiriant, LLC (“Aspiriant”).

WHEREAS, Aspiriant is registered as an investment adviser under the Investment Advisers Act of 1940 and has been retained by the Trust, an open-end management investment company, to serve as the investment adviser of the Trust;

NOW, THEREFORE, the parties hereto agree as follows:

1. Expense Limitation. Aspiriant agrees to waive its fees and/or reimburse expenses of a Fund and its respective classes of shares (each a “Class”) to the extent necessary to limit the annualized operating expenses of the Fund or Class to the amount set forth in Schedule A to this Agreement (“Expense Limitation”). For purposes of this Agreement, annualized operating expenses shall not include interest expenses, taxes, brokerage commissions, acquired fund fees and expenses, dividend costs related to short sales, and extraordinary expenses, such as litigation expenses.

2. Reimbursement of Fee Waivers and Expense Reimbursements. In consideration of Aspiriant’s agreement to limit the Fund’s expenses, the Fund will carry forward the amount of expenses paid or absorbed by Aspiriant in excess of the Expense Limitation for a period not to exceed two years from the end of the fiscal year in which they were incurred and will reimburse Aspiriant such amounts. Reimbursement will be made as promptly as possible, but only to the extent it does not cause the Fund’s annualized operating expenses to exceed the Expense Limitation in effect at the time of reimbursement.

Aspiriant agrees that it shall look only to the assets of the Fund or Class, as applicable, for performance of this Agreement and for any claims for payment. No trustees, officers, employees, agents or shareholders of the Fund shall be personally liable for performance by the Fund or Class under this Agreement.

3. Duration and Termination. This Agreement shall continue in effect with respect to each Fund through November 30 following the first year anniversary of the effective date of the respective Fund’s registration statement and thereafter shall continue in effect from year to year for successive one-year periods; provided that this Agreement shall terminate, without payment of any penalty, with respect to any Fund (i) upon notice to Aspiriant by the Trust’s Board of Trustees or (ii) if Aspiriant no longer serves as investment adviser to the Fund.

4. Miscellaneous. This Agreement shall be governed by, and construed and enforced in accordance with, the laws of the State of Delaware, except insofar as the Investment Company

Act of 1940, as amended, or other federal laws and regulations may be controlling. Any amendment to this Agreement shall be in writing and signed by the parties hereto.

IN WITNESS WHEREOF, the parties hereto have executed and delivered this Agreement as of the day and year first above written.

Aspiriant Global Equity Trust
By:	/s/ Hilarie C. Green
Name: Hilarie C. Green Title: Secretary and Principal Financial Officer

Aspiriant, LLC

By:	/s/ Jason Thomas
Name: Jason Thomas Title: Chief Investment Officer and Principal

Schedule A

Expense Limitation

(as a percent of average daily net assets)

	Advisor Shares	Institutional Shares

Aspiriant Risk-Managed Global Equity Fund	2.25%	2.50%

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